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                                   EXHIBIT 4A

                Vista Bancorp, Inc. Employee Stock Purchase Plan,
                    as amended and restated on April 23, 1997



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                               VISTA BANCORP, INC.
                          EMPLOYEE STOCK PURCHASE PLAN


ARTICLE I - PURPOSE

         Vista Bancorp, Inc. Employee Stock Purchase Plan is intended to provide employees of Vista Bancorp, Inc. and its subsidiaries the opportunity to acquire ownership interests in the Corporation through an investment program. The Corporation believes that ownership of its Common Stock will motivate employees to improve their job performance, and enhance the financial results of the Corporation. The Plan is intended to qualify as an "employee stock purchase plan" under ss.423 of the Internal Revenue Code, and shall be constructed so as to extend and limit participation in a manner consistent with the requirements thereof.


ARTICLE II - DEFINITIONS

2.01     Board

         "Board" shall mean the Board of Directors of Vista Bancorp, Inc.

2.02     Code

         "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time.

2.03     Commencement Date

         "Commencement Date" shall mean the date on which annual Options are granted.

2.04     Committee

         "Committee" shall mean the members of the Executive Committee of the Corporation.

2.05     Common Stock

         "Common Stock" shall mean the Common Stock, par value $.50 per share, of Vista Bancorp, Inc.

2.06     Corporation

         "Corporation" shall mean Vista Bancorp, Inc., a New Jersey corporation, and its Subsidiary Corporations.



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2.07     Employee

         "Employee" shall mean any person who is employed by the Corporation for more than one year and whose employment is 20 hours or more per week.

2.08     Option

         "Option" shall mean an annual Option granted to purchase Common Stock of the Corporation.

2.09     Subsidiary Corporation

         "Subsidiary Corporation" shall mean any present or future corporation that (i) is a "subsidiary corporation" of Vista Bancorp, Inc. as that term is defined in ss.424 of the Code and (ii) is designated as a participant in the Plan by the Committee at the effective date or subsequently.


ARTICLE III - ELIGIBILITY AND PARTICIPATION

3.01     Initial Eligibility

         Each Employee shall be eligible to participate in the Plan on or after he becomes an Employee as defined in ss.2.07. Every Employee eligible for an Option shall be entitled to exercise that Option for a period of not less than one month after the date on which the Option is granted.

3.02     Restrictions on Participation

         Notwithstanding any provisions of the Plan to the contrary, no Employee shall participate in an Offering

         (a) if, immediately after the Commencement Date, such Employee would own stock, and/or hold outstanding options to purchase stock, possessing 5% or more of the total combined voting power or value of all classes of stock of the Corporation (for purposes of this paragraph, the rules of ss.424(d) of the Code shall apply in determining stock ownership of any Employee);or

         (b) to the extent that his rights to purchase stock under all employee stock purchase plans of the Corporation accrue at a rate which exceeds $25,000 in fair market value of the stock (determined at the time such Option is granted) for each calendar year in which such Option is outstanding.



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3.03     Commencement of Participation

         An eligible Employee may participate by completing an authorization for payroll deduction form provided by the Corporation, and filing it with the Corporation during the calendar months of March, June, September and December. An eligible Employee may also participate by completing an exercise of Option agreement and filing it with the Corporation along with their check payable to the Corporation.


ARTICLE IV - GRANTING OF OPTIONS

4.01     Annual Options

         Each Option granted will be equal to 8% of the Employees annualized base salary earned by the Employee during the calendar year immediately preceding the year in which the Options are granted.

4.02     Number of Option Shares

         To determine the number of Option shares an Employee is allowed to purchase, they must divide the Option price determined under ss.4.03 into their Option total.

4.03     Option Price

         The Option price of the Common Stock shall be the closing NASDAQ bid price ("Plan Price Per Share") on the last business day of the second week in February, May, August and November of each year, or, if there is no reported trade on such day, then on the most recent day preceding such day (the "Price Date"). If the Plan Price Per Share is below the book value per share as of the last day of January, April, July and October preceding the respective Price Date, then there will be no purchases of the shares of the Common Stock pursuant to the Plan.

4.04     Employee's Interest in Option Stock

         The Employee shall have no rights as a shareholder with respect to any shares covered by his Option until the date on which the Corporation records the transfer of stock pursuant to the Plan.


ARTICLE V - PAYROLL DEDUCTIONS

5.01     Amount of Deduction

         The minimum deduction will be $5 per pay period and a maximum not to exceed the total Employee Option.


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5.02     Employee's Account

         Shares will be purchased on the last business day of the second week in February, May, August, November and a final purchase on December 31. Each employee's shareholder account will be credited with the number of whole shares equal to the total amount deducted during the quarter. Any remaining fractional balance will be held by the Corporation for the employee's account and applied to the next quarter purchase.

5.03     Changes in Payroll Deductions

         An Employee may file a new authorization for payroll deduction or alter the amount of his current payroll deduction during the months of March, June, September and December. An Employee may discontinue his payroll deduction under the Plan at any time.

5.04     Leave of Absence

         If an Employee goes on a leave of absence without pay, his deduction will be suspended until he resumes his employment.

5.05     Withdrawal

         An Employee may withdraw the full amount held for his account under the Plan at any time by giving written notice to the Corporation. The balance held for his account along with the fractional balance shall be paid to him promptly after receipt of his notice of withdrawal, and no further deductions will be made from his pay.


ARTICLE VI - EXERCISE OF OPTIONS

6.01     Exercise

         Employees who do not elect payroll deduction may exercise portions of their Option during the course of the calendar year in which such Option is granted. Employees enrolled in payroll deduction may exercise any remaining Option balance during the calendar year as long as total price paid of all purchases does not exceed the total Option granted. All unexercised portions of each Option shall expire on December 31 of the year in which such Option is granted, or upon the termination of the Employee's employment with the Corporation, whichever is earlier.

6.02     Delivery of Stock Certificate

         The Corporation shall promptly record all acquisitions of stock pursuant to the Plan on the shareholder account of each employee and shall provide employees with appropriate documentation of such purchase. One certificate will be issued during the first quarter of the following calendar year for the total shares purchased through the Plan the preceding year.

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6.03     Transferability of Stock

         Common Stock issued pursuant to the Plan shall not be transferable, other than to the Employee's estate or by bequest or inheritance, or incident to the Employee's divorce, for one year after the date of purchase. After one year from the time the Option is exercised, the stock can be sold through the securities exchange under which it is traded or can be transferred as requested by the employee.

6.04     Registration of Stock

         Common Stock to be delivered to an Employee under the Plan shall be registered in the name of the Employee, or, if the Employee so directs by written notice to the Corporation prior to the Option expiration date applicable thereto, in the names of the Employee and one such other person as may be designated by the Employee, as joint tenants with rights of survivorship or as tenants by the entirety, to the extent permitted by applicable law.


ARTICLE VII - WITHDRAWAL

7.01     Termination of Employment

         Upon the termination of an Employee's employment for any reason, including retirement (but excluding death while in the employ of the Corporation), all unexercised portions of each Option shall expire.

7.02     Termination of Employment due to Death

         If an employee shall die while in the employ of the Corporation, the Option may be exercised, subject to the condition that no Option shall be exercisable after December 31 of the year in which such Option is granted, to the extent that the employee's right to exercise such Option had accrued pursuant to the Plan at the time of his death and had not previously been exercised. The Option may be so exercised by the executors or administrators of the employee or by any person or persons who shall have acquired the Option directly from the employee by bequest or inheritance.


ARTICLE VIII - ADMINISTRATION

8.01     Rules Governing the Committee

         The Plan shall be administered by the Executive Committee of Vista Bancorp, Inc. The Committee shall select one of its members as Chairman, and shall hold meetings at such times and places as it may determine. A majority of the Committee at which a quorum is present, or acts reduced to or approved in writing by a majority of the members of the Committee, shall be the valid acts of the Committee.

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         The interpretation and construction by the Committee of any provisions of the Plan or of any Option granted under it shall be final unless otherwise determined by the Board of Directors. No member of the Committee shall be liable for any action or determination made in good faith with respect to the Plan or any Option granted under it.

8.02     Indemnification of Executive Committee

         In addition to such other right of indemnification as they may have as members of the Committee, the members of the Committee shall be indemnified by the Corporation against reasonable expenses, including attorneys' fees actually and necessarily incurred in connection with the defense of any action, suit or proceeding, or in connection with any appeal therefrom, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan or any Option granted thereunder, and against all amounts paid by then in settlement thereof or paid by them in satisfaction of a judgement in any such action, suite or proceeding, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such Committee member is liable for gross negligence or misconduct in the performance of his duties.


ARTICLE IX - MISCELLANEOUS

9.01     Transferability

         No Option shall be transferable by the employee otherwise than by will or the laws of descent and distribution.

9.02     Recapitalization

         If, while any Options under the Plan are outstanding, the outstanding shares of Common Stock have increased, decreased, changed into, or been exchanged for a different number or kind of shares or securities of the Corporation through reorganization, recapitalization, reclassification, stock split, reverse stock split or similar transaction, appropriate and proportionate adjustments may be made in the number and/or kind of shares which are subject to purchase under outstanding Options and in the exercise price applicable to such outstanding Options. In addition, in any such event, the number and/or kind of shares which may be granted in the Options shall also be proportionately adjusted.

9.03     Amendment and Termination

         The Board shall have complete power and authority to terminate, amend or suspend the Plan at any time without any requirement of shareholder approval if the Board determines that such termination, amendment or suspension in the best interest of the shareholders. No termination, amendment or suspension of the Plan may, without the consent of an Employee than having an Option under the Plan to purchase Common Stock, adversely affect the rights of such Employee.

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The Plan shall not be amended more than once annually, other than to conform with changes in the Code or the rules thereunder.

9.04     No Employment Rights

         The Plan does not, directly or indirectly, create in any Employee or class of Employees any right with respect to continuation of employment by the Corporation, and it shall not be deemed to interfere in any way with the Corporation's right to terminate, or otherwise modify, an Employee's employment at any time.

9.05     Application of Funds

         The proceeds received by the Corporation from the sale of common stock pursuant to Options will be used for general purposes.




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